PRESS RELEASE

Loncor Closes Acquisitions and Private Placement

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – June 19, 2018 – Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") announces that, further to its May 16, 2018 and April 3, 2018 press releases, it has closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing. The proceeds from this financing are planned to be used by the Company for general corporate purposes.

Loncor also announces that, further to its May 16, 2018 and April 3, 2018 press releases, it has closed the acquisition of all of the outstanding shares of two DRC companies holding exploration permits covering ground in the Ngayu gold belt, thereby increasing Loncor’s holdings in the Ngayu gold belt from 960 square kilometres to 1,696 square kilometres. Additional information with respect to these transactions is included in the management information circular of the Company dated April 20, 2018 (the “Circular”), a copy of which can be obtained from SEDAR (www.sedar.com).

The Company reports that the private placement and share swap transactions (the “Transactions”) with Resolute Mining Limited (“Resolute”) pursuant to the term sheet (the “Term Sheet”) as previously reported by Loncor in its May 16, 2018 and April 3, 2018 press releases, are continuing to progress through the due diligence phase and, assuming Resolute is satisfied with its due diligence review, the Company expects that the definitive agreements for the Transactions will be executed shortly. Shareholders of the Company, at the special meeting of shareholders of the Company held on May 22, 2018, approved the Transactions.

The Transactions contemplate that (a) the Company will issue 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000 (the “Resolute Placement”), and (b) Resolute will purchase 25,000,000 common shares of Loncor held by Kondrat in exchange for the issuance by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares) (the “Share Exchange”).

The Term Sheet contemplates the entering into of the following definitive agreements for the Transactions:

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a shareholders’ agreement between Kondrat and Resolute to pool their respective common share positions in Loncor, with a combined holding of approximately 54% of the outstanding common shares of the Company upon completion of the Transactions;

•	a subscription agreement between the Company and Resolute for the subscription by Resolute of Loncor shares pursuant to the terms of the Resolute Placement, as further described in the Circular; and
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a share purchase agreement between the Company, Kondrat and Resolute, whereby Resolute will acquire 25,000,000 common shares of Loncor from Kondrat pursuant to the terms of the Share Exchange, as further described in the Circular.

The Transactions remain subject to completion of satisfactory due diligence, fulfilment of agreed conditions precedent, TSX approval and execution of the definitive agreements.

About Loncor Resources Inc.
The Company is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the “DRC”) -- the Ngayu and North Kivu projects. The Company holds exploration permits covering 1,696 km2 of the Ngayu Archaean greenstone belt in Tshopo province in the northeast DRC and is its main focus. The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province. Both projects have historic gold production.

Loncor has been working with one of Africa’s most successful gold mining companies, Randgold Resources (Nasdaq: GOLD), in its Ngayu Joint Venture whereby Randgold earns 65% to manage and sole fund an exploration program including delivery of a pre-feasibility study on any gold discovery that would meet Randgold’s investment criteria (reference is made to Loncor’s May 18, 2017 press release).

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information
This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the completion of the proposed Transactions, future exploration and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to execute the definitive documentation in respect of, or complete, the proposed Transactions, the need to satisfy regulatory and legal requirements and other conditions precedent with respect to the proposed Transactions, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2018 filed on SEDAR at www.sedar.com. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.